UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   55269B105
                                 (CUSIP Number)

                                 Stuart I. Rosen
------------------------------------------------------------------------------
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 29, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 55269B10                                               13D


(1)      Name of Reporting Person                Madison West Associates Corp.
         I.R.S. Identification No. of Above
         Person

(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              (b)   X

(3)      SEC Use Only

(4)      Source of Funds                             AF, WC

(5)      Check Box if Disclosure of Legal            [  ]
         Proceedings is
         Required Pursuant to Items 2(d) or
         2(e)

(6)      Citizenship or Place of Organization        Delaware


Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With

                         (8) Shared Voting Power          2,281,269

                         (9) Sole Dispositive Power         None

                         (10)Shared Dispositive Power     2,281,269

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                2,281,269

(12) Check Box if the Aggregate Amount in                   [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in             24.9%
     Row (11)

(14) Type of Reporting Person                              CO





(1) Name of Reporting Person                         Triarc Companies, Inc.
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)    X

(3) SEC Use Only

(4) Source of Funds                                       WC

(5) Check Box if Disclosure of Legal                     [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization               Delaware

Number of Shares         (7) Sole Voting Power          None
Benficially Owned by
Each Reporting Person With
                         (8) Shared Voting Power       2,382,544

                         (9) Sole Dispositive Power      None

                         (10)Shared Dispositive Power  2,382,544

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                          2,382,544

(12) Check Box if the Aggregate Amount in                [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by                    25.7%
     Amount in Row (11)

(14) Type of Reporting Person                            CO




(1)  Name of Reporting Person                       Nelson Peltz
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                  OO

(5)  Check Box if Disclosure of Legal                [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization               United States

Number of Shares         (7) Sole Voting Power              None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power          4,856,012

                         (9) Sole Dispositive Power          None

                         (10)Shared Dispositive Power     4,856,012

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                4,856,012

(12) Check Box if the Aggregate Amount in                   [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 43.6%
     in Row (11)

(14) Type of Reporting Person                                IN




(1)  Name of Reporting Person                      Peter W. May
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                   OO

(5)  Check Box if Disclosure of Legal                 [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              United States

Number of Shares         (7) Sole Voting Power            15,000
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power         3,524,042

                         (9) Sole Dispositive Power       15,000

                         (10)Shared Dispositive Power    3,524,042

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               3,539,042

(12) Check Box if the Aggregate Amount in                  [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                35.0%
     in Row (11)

(14) Type of Reporting Person                                IN




(1)  Name of Reporting Person                         Neale M. Albert
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                       OO

(5)  Check Box if Disclosure of Legal                     [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              United States

Number of Shares         (7) Sole Voting Power             None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power        1,743,816

                         (9) Sole Dispositive Power        None

                         (10)Shared Dispositive Power   1,743,816

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                              1,743,816

(12) Check Box if the Aggregate Amount in                 [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount               21.1%
     in Row (11)

(14) Type of Reporting Person                             IN




(1) Name of Reporting Person                    DWG Acquisition Group, L.P.
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)  X

(3) SEC Use Only

(4) Source of Funds                                           OO

(5) Check Box if Disclosure of Legal                          [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                    Delaware

Number of Shares         (7) Sole Voting Power                None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power            2,382,544

                         (9) Sole Dispositive Power            None

                         (10)Shared Dispositive Power       2,382,544

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                  2,382,544

(12) Check Box if the Aggregate Amount in                     [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                  25.7%
     in Row (11)

(14) Type of Reporting Person                                 PN






                         Amendment No. 1 to Schedule 13D


     This Amendment No. 1 to Schedule 13D is filed by Madison West Associates Corp. ("Madison West"), Triarc Companies, Inc. ("Triarc"), Nelson Peltz ("Peltz"), Peter W. May ("May"), Neale M. Albert ("Albert") and DWG Acquisition Group, L.P. ("DWG Acquisition" and, together with Madison West, Triarc, Peltz, May and Albert, the "Reporting Persons") to supplement and amend the Schedule 13D originally filed by the Reporting Persons on March 4, 2002 (the "Schedule 13D"). Items 3, 5, 6 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is supplemented by adding the following:

     CTW Funding LLC, a Delaware limited liability company (the "LLC"), owned 250,000 warrants (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share). On October 16, 2002, the 250,000 warrants were exercised, the LLC was dissolved and the shares of Common Stock were distributed to the LLC's members on a pro-rata basis. Madison West, the LM Trust, the JM Trust and the NP Trust were members of the LLC. As a result of such distribution, Madison West acquired 21,822 shares of the Company's Common Stock, the LM Trust acquired 5,252 shares of the Company's Common Stock, the JM Trust acquired 5,252 shares of the Company's Common Stock and the NP Trust acquired 21,008 shares of the Company's Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended in its entirety to read as follows:

     (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 2,281,269 shares of Common Stock, including (i) 535,609 shares of Common Stock directly owned by Madison West; and (ii) 1,745,660 shares of Common Stock issuable upon conversion of the Series A preferred stock acquired by Madison West. Assuming, the conversion by Madison West of the Series A preferred stock into 1,745,660 shares of the Common Stock, the aggregate holdings of Madison West would constitute approximately 24.9% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). Madison West shares with Triarc, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 2,281,269 shares of Common Stock beneficially owned by Madison West;

     (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 2,382,544 shares of Common Stock, including (i) 535,609 shares of Common Stock directly owned by Madison West; (ii) 100,000 shares of Common Stock issuable upon exercise of the Triarc Warrant (such warrant is exercisable immediately and expires on January 12, 2005) and 1,275 shares issuable upon exercise of a warrant issued to Triarc pursuant to the anti-dilution provisions of the Triarc Warrant (collectively, the "Triarc Warrants"); and (iii) 1,745,660 shares of Common Stock issuable upon conversion of the Series A preferred stock acquired by Madison West. Assuming exercise by Triarc of the Triarc Warrants for 101,275 shares of the Common Stock and the conversion by Madison West of its Series A preferred stock into 1,745,660 shares of the Company's Common Stock, the aggregate holdings of Triarc would constitute approximately 25.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Form Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). Triarc shares with Madison West, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 2,281,269 shares of Common Stock beneficially owned by Madison West and the 101,275 shares of Common Stock issuable to Triarc upon exercise of the Triarc Warrants;

     (iii) As a co-trustee of each of the NP Trust, the JM Trust and the LM Trust, Mr. Albert shares with Mr. Peltz voting and dispositive power over the 602,318 shares of Common Stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 150,579 shares of Common Stock directly owned by the JM Trust, the 150,579 shares of Common Stock directly owned by the LM Trust, the 420,170 shares of Common Stock issuable upon the conversion of the Series A preferred stock owned by the JM Trust and the 420,170 shares of Common Stock issuable upon the conversion of the Series A preferred stock owned by the LM Trust. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 1,743,816 shares, which would constitute approximately 21.1% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). Mr. Albert disclaims beneficial ownership of such shares;

     (iv) As a co-trustee of the NP Trust, Mr. Peltz shares voting and dispositive power over the 602,318 shares of Common Stock directly owned by the NP Trust, and the 1,871,150 shares issuable upon the conversion of the Series A preferred stock owned by the Peltz LP. As the indirect beneficial owner of approximately 34.7% of the outstanding voting common stock of Triarc, Mr. Peltz shares voting and dispositive power with Triarc, Mr. May and DWG Acquisition over the 2,382,544 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 602,318 shares of Common Stock directly owned by the NP Trust, (ii) the 1,871,150 shares of Common Stock issuable to Madison West upon the conversion of the Series A preferred stock owned by the Peltz LP, and (iii) the 2,382,544 shares of Common Stock beneficially owned by Triarc, which would, in the aggregate, constitute approximately 43.6% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). Mr. Peltz disclaims beneficial ownership of such shares;

     (v) As a co-trustee of each of the JM Trust and the LM Trust, Mr. May shares voting and dispositive power with Mr. Albert over the 150,579 shares of Common Stock directly owned by the JM Trust, the 150,579 shares of Common Stock directly owned by the LM Trust, the 420,170 shares of Common Stock issuable to JM Trust upon the conversion of the Series A preferred stock owned by the JM Trust and the 420,170 shares of Common Stock issuable to LM Trust upon the conversion of the Series A preferred stock owned by the LM Trust. Mr. May also beneficially owns the 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As the beneficial owner of approximately 32.9% of the outstanding voting common stock of Triarc, Mr. May shares with Triarc, Mr. Peltz and DWG Acquisition voting and dispositive power over the 2,382,544 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of
(i) the 150,579 shares of Common Stock directly owned by the JM Trust, (ii) the 150,579 shares of Common Stock directly owned by the LM Trust, (iii) the 420,170 shares of Common Stock issuable to JM Trust upon the conversion of the Series A preferred stock owned by the JM Trust, (iv) the 420,170 shares of Common Stock issuable to LM Trust upon the conversion of the Series A preferred stock owned by the LM Trust, (v) the 2,382,544 shares of Common Stock beneficially owned by Triarc, and (vi) the 15,000 shares of Common Stock owned directly by Mr. May, which would, in the aggregate, constitute approximately 35.0% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

     (vi) As the direct beneficial owner of approximately 29.2% of the outstanding voting common stock of Triarc, DWG Acquisition shares with Mr. Peltz and Mr. May voting and dispositive power over the over the 2,382,544 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, DWG Acquisition may be deemed the indirect beneficial owner of 2,382,544 shares of Common Stock, which would constitute approximately 25.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,411,132 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement, filed with the Securities and Exchange Commission on October 7, 2002). DWG Acquisition disclaims beneficial ownership of such shares.

     (c) On October 29, 2002, Madison West awarded 90,0000 "restricted shares" of the Company's Common Stock currently owned by it to an officer of Triarc. See
Item 6 below.

     (d)

                  (i) 602,318 shares of Common Stock reported herein as beneficially owned by Messrs. Peltz and Albert are directly owned by the NP Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (ii) 150,579 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the JM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (iii) 150,579 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the LM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is supplemented by adding the following:

     On October 29, 2002, Madison West awarded to Alexander Lemond, an officer of Triarc and a director of the Company, 90,000 "restricted" shares of the Company's Common Stock owned by it, which shares are subject to certain vesting and transfer restrictions. One-third of the restricted shares would vest on each of the first, second and third anniversaries of the date of grant and are subject to Mr. Lemond's continued employment by Triarc. Vesting of the shares accelerates upon a change of control of Triarc, Madison West or the Company or upon a sale of all or substantially all of Triarc's direct or indirect interest in the Company. The shares are not transferable until vested, other than pursuant to applicable laws of descent and distribution. During the restriction period, Mr. Lemond does have the right to tender for sale or exchange with Madison West's written consent any such shares in the event of any tender offer within the meaning of Section 14(d) of the Securities and Exchange Act of 1934. In addition, during the restriction period except with respect to the transfer of the shares, Mr. Lemond is entitled to all rights of a stockholder of the Company, including the right to vote the restricted shares and to receive dividends and/or other distributions declared on such restricted shares. The restricted shares remain in the physical possession of Madison West until the restriction period lapses with respect to such shares.

Item 7. Materials to be Filed as Exhibits

        Item 7 is hereby supplemented and amended as follows:

Exhibit 1 Joint Filing Agreement of the Reporting Persons, dated March 4, 2002, incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on March 4, 2002.

Exhibit 11 Restricted Stock Agreement dated as of October 29, 2002 by and between Madison West Associates Corp. and Alex Lemond.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  October 31, 2002

                                       Madison West Associates Corp.



                                       By: Francis T. McCarron
                                          -----------------------------------
                                          Name:  Francis T. McCarron
                                          Title: Senior Vice President & Chief
                                                 Financial Officer



                                        Triarc Companies, Inc.



                                        By: Francis T. McCarron
                                           -----------------------------------
                                           Name:  Francis T. McCarron
                                           Title: Senior Vice President & Chief
                                                  Financial Officer


                                            Nelson Peltz
                                            ---------------------------------
                                            Nelson Peltz


                                            Peter W. May
                                            -----------------------------------
                                            Peter W. May


                                            Neale M. Albert
                                            ----------------------------------
                                            Neale M. Albert



                                        DWG Acquisition Group, L.P.


                                        By: Nelson Peltz
                                           -----------------------------------
                                            Nelson Peltz
                                            General Partner


                                        By: Peter W. May
                                           -----------------------------------
                                            Peter W. May
                                            General Partner



                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Hugh L. Carey                USA                        200 Park Avenue
                                                        New York, NY 10166                     0

Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0

Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0

David E. Schwab II           USA                        1133 Avenue of the
                                                        Americas                               0
                                                        New York, NY 10036-6799

Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0

Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (2)

Jonathan P. May              USA                        280 Park Avenue
                                                        New York, NY  10017               20,000 (3)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Jarrett B. Posner            USA                        280 Park Avenue
                                                        New York, NY  10017               118,190 (4)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (5)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (6)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above
     (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositve power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.


2) Includes 8,533 shares of Common Stock 23,810 shares of Common Stock issuable upon conversion of Series A preferred stock.

3) Consists of 20,000 shares of Common Stock. Mr. May is the beneficiary of the JM Trust.

4) Includes 48,190 shares of Common Stock and 70,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

5) Includes 8,533 shares of Common Stock and 20,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

6)   Consists of 50,000 shares of Common Stock.



                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)

Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (2)

Jarrett B. Posner            USA                        280 Park Avenue
                                                        New York, NY  10017               118,190 (2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule 2.

2)   See Schedule I.





                                   EXHIBIT 11

                           RESTRICTED STOCK AGREEMENT

     AGREEMENT, made as of October 29, 2002, by and between Madison West Associates Corp. (the "Company") and Alex Lemond ("Award Recipient"):

     The  Company,   a  wholly-owned   subsidiary  of  Triarc  Companies,   Inc.
("Triarc"), currently owns 625,609 shares of common stock ("Encore Common Stock") of Encore Capital Group, Inc. ("Encore") and 174,566 shares of Encore's Series A Senior Cumulative Participating Preferred Stock, which preferred shares are convertible into 1,745,660 shares of Encore Common Stock.

     Award Recipient has joined the Board of Directors of Encore in October, 2002 and is expected to expend a significant amount of time monitoring and enhancing the Company's and Triarc's investment in Encore.

     In consideration of the foregoing and to further incentive him, the Compensation Committee and Audit Committee of the Board of Directors of Triarc has awarded to the Award Recipient a restricted stock award of 90,000 shares of Encore Common Stock conditioned upon the execution by the Company and the Award Recipient of this Restricted Stock Agreement setting forth all the terms and conditions applicable to such award.

     In consideration of the mutual promises and covenants contained herein, it is hereby agreed as follows:

     1. AWARD OF SHARES: The Award Recipient has been awarded a restricted stock award on October 29, 2002 (the "Award Date"), covering 90,000 shares of Encore Common Stock (the "Restricted Shares"), subject to the terms, conditions, and restrictions set forth in this Agreement.

     2. AWARD RESTRICTIONS: One-third of the Restricted Shares shall vest on each of October 29, 2003, October 29, 2004 and October 29, 2005.

     Upon the vesting of any part of the restricted stock award by virtue of the lapse of the restriction period set forth above or under Paragraphs 4 or 5 of this Agreement, the Company shall deliver a stock certificate covering the requisite number of the Restricted Shares registered on Encore's books in the name of the Award Recipient or beneficiary(ies) to the Award Recipient (or beneficiary(ies)) within 30 days after vesting. Upon receipt of such stock certificate(s), the Award Recipient or beneficiary(ies) are free to hold or dispose of such shares at will.

     During the restriction period, the Restricted Shares that have not already vested are not transferable by the Award Recipient by means of sale, assignment, exchange, pledge, or otherwise. However, during the restriction period, the Award Recipient does have the right to tender for sale or exchange with the Company's written consent any such shares in the event of any tender offer within the meaning of Section 14(d) of the Securities Exchange Act of 1934.

     3. STOCK CERTIFICATES: Upon execution of this Agreement, Award Recipient shall execute in blank three stock powers, each relating to one-third of the Restricted Shares. Within three business days hereof, the Company shall deliver to Encore certificates representing not less than 90,000 shares of Encore Common Stock and shall request that Encore deliver to it three stock certificates, each representing one-third of the Restricted Shares. The stock certificates evidencing the Restricted Shares shall be registered on Encore's books in the name of the Award Recipient as of the Award Date. The Company shall retain physical possession of such stock certificates until such time as the shares are vested (i.e., the restriction period lapses). While in its possession, the Company reserves the right to cause a legend to be placed on the stock certificate(s) restricting the transferability of such certificate(s) and referring to the terms and conditions (including forfeiture) applicable to the shares represented by the certificate(s).

     During the restriction period, except as otherwise provided in Paragraph 2 of this Agreement, the Award Recipient shall be entitled to all rights of a stockholder of Encore, including the right to vote the Restricted Shares and receive dividends and/or other distributions declared on such Restricted Shares.

     4. EMPLOYMENT TERMINATION: If the Award Recipient's employment with Triarc terminates on account of termination without "cause" (as defined below), death or permanent disability, the restricted stock award, to the extent not already vested, shall be vested in full. Upon termination of the Award Recipient's employment with Triarc on account of early retirement or under special circumstances determined by the Compensation Committee and the Audit Committee, the restricted stock award, to the extent not already vested, shall be forfeited, or vested in full or in part, as determined by the Compensation Committee and the Audit Committee. Termination of the Award Recipient's employment with Triarc for any other reason (i.e., voluntary termination or "for cause") shall result in forfeiture of the restricted stock award on the date of termination to extent not already vested. The Award Recipient may designate a beneficiary(ies) to receive the stock certificates representing that portion of the restricted stock award automatically vested upon death. The Award Recipient has the right to change such beneficiary designation at will.

     As used herein, "cause" shall mean that the Award Recipient's services are terminated (i) on account of fraud, embezzlement or other unlawful or tortious conduct, whether or not involving or against Triarc or any subsidiary or affiliate, (ii) for violation of a policy of Triarc or any subsidiary or affiliate, (iii) for serious and willful acts or misconduct detrimental to the business or reputation of Triarc or any subsidiary or affiliate or (iv) for "cause" or any like term as defined in any written contract between Triarc and the Award Recipient.

     5. CHANGE OF CONTROL: Notwithstanding anything in this Agreement to the contrary, upon (i) the acquisition by any person of 50% or more of the combined voting power of Triarc's, Madison West's or Encore's outstanding securities entitled to vote generally in the election of directors, (ii) a majority of the directors of Triarc, Madison West or Encore being individuals who are not nominated by the Board of Directors of Triarc, Madison West or Encore, as the case may be, or (iii) a sale of all or substantially all of the direct or indirect interest of Triarc in Encore (each a "Change of Control"), any vesting restrictions applicable to any of the Restricted Shares shall lapse and such Restricted Shares shall be delivered free and clear of all transferability restrictions. The acquisition of any portion of the combined voting power of Triarc or Madison West by DWG Acquisition Group, L.P., Nelson Peltz or Peter May or by any person affiliated with such persons shall in no event constitute a Change of Control. In addition, the acquisition of any portion of the combined voting power of Encore by Triarc, Madison West, DWG Acquisition Group, L.P., Nelson Peltz, Peter May or Consolidated Press International Holdings Limited or by any person affiliated with such persons shall in no event constitute a Change of Control.

     6. WITHHOLDING TAXES: The Company shall have the right to retain and withhold from any payment under the restricted stock awarded the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require the Award Recipient to reimburse the Company for any such taxes required to be withheld by the Company or Triarc and withhold any distribution in whole or in part until the Company is so reimbursed. In lieu thereof, the Company and Triarc shall have the right to withhold from any other cash amounts due or to become due from the Company or Triarc to the Award Recipient an amount equal to such taxes required to be withheld by the Company or Triarc to reimburse the Company or Triarc for any such taxes or retain and withhold a number of shares having a market value not less than the amount of such taxes and cancel (in whole or in part) any such shares so withheld in order to reimburse the Company or Triarc for any such taxes.

     7. ADMINISTRATION: The Compensation Committee and Audit Committee of the Board of Directors of Triarc shall have full authority and discretion (subject only to the express provisions of this Agreement) to decide all matters relating to the administration and interpretation of this Agreement. All such determinations shall be final, conclusive, and binding upon the Company, the Award Recipient, and any and all interested parties.

     8. RIGHT TO CONTINUED EMPLOYMENT: Nothing in or this Agreement shall confer on the Award Recipient any right to continue in the employ of the Company or Triarc or in any way affect the Company's or Triarc's right to terminate the Award Recipient's employment without prior notice at any time for any or no reason.

     9. AMENDMENT(S): The Agreement may be amended only in a writing executed by the Company and the Award Recipient.

     10. FORCE AND EFFECT: The various provisions of this Agreement are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.

     11. PREVAILING LAWS: This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York.

     12. SUCCESSORS; THIRD PARTY BENEFICIARY: This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the respective parties. Triarc shall be a third party beneficiary of this Agreement and shall be entitled to enforce its rights hereunder as if it were a signatory hereto.

     13. NOTICE: Unless waived by the Company, any notice to the Company required under or relating to this Agreement shall be in writing and addressed to the Secretary of the Company.

     14. ENTIRE AGREEMENT: This Agreement contains the entire understanding of the parties and shall not be modified or amended except in writing and duly signed by the parties. No waiver by either party of any default under this Agreement shall be deemed a waiver of any later default.

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date hereof.

                                  MADISON WEST ASSOCIATES CORP.



                                  By:  Francis T. McCarron
                                     -----------------------------------------
                                     Francis T. McCarron
                                     Senior Vice President and
                                     Chief Financial Officer



                                     Alex Lemond
                                    -------------------------------------------
                                    Alex Lemond